Exhibit 99.1

JMU Limited Reports Unaudited First Quarter 2017 Financial Results

Shanghai, China, June 20, 2017 – JMU Limited (the “Company” or “JMU”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its financial results for the quarter ended March 31, 2017.

Disclaimer: When preparing the unaudited condensed consolidated financial statements for the three months ended March 31, 2017, the Company revisited the presentation of revenue for the period of January 1 to March 31, 2016, and concluded that certain revenue recognized on a gross basis disclosed in the earning release dated June 28, 2016 for the first quarter of 2016 should have been presented on a net basis in accordance with relevant US GAAP. Accordingly, the Company revised revenue and cost of revenues for the three months ended March 31, 2016 to reflect such change of gross presentation to net presentation.

First Quarter 2017 Highlights

•	Revenues in the first quarter of 2017 were $19.7 million, an increase of 13.8% from $17.3 million in the first quarter of 2016.

•	Gross profit was $0.1 million in the first quarter of 2017, improving from a gross loss of $0.2 million in the first quarter of 2016.

•	B2B online platform recorded gross billing of RMB2,052 million (US$298 million) in the first quarter of 2017, measured in terms of gross merchandise value (“GMV”), increasing 24.6% from gross billing of RMB1,648 million (US$256 million) in the first quarter of 2016.

•	Active customer accounts increased to 33,559 as of March 31, 2017, increasing 0.3% from 33,449 as of December 31, 2016.

•	Third-party sellers on the Company’s JMU online marketplace slightly increased to 16,789, compared to 14,085 in the fourth quarter of 2016.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer commented, “We are pleased to report another quarter of double-digit top line growth and positive margin in first quarter 2017 despite our seasonally slow period due to the Chinese New Year Holiday in January. We believe the growth momentum in revenue and gross profit will continue in the following quarters as we remain committed to discovering and adding new source suppliers to our marketplace to provide our customers premium ingredients and equipment from credible brands. In the first quarter, we partnered with Shanghai Changyu Wine Marketing Co., Ltd., Hangzhou Joyoung Beans Ltd. and Shanghai Zhoudao Ltd. to bring their products to our platform with competitive pricing. For the remainder of 2017, we will stay focused on generating stable profits and healthy growth, enhancing our logistics capabilities to further strengthen our advantages in the sector, and building meaningful partnerships with household name brands to further diversify our platform.”

First Quarter 2017 Financial Performance

Revenues were $19.7 million for the first quarter of 2017, an increase of 13.8% from $17.3 million in the first quarter of 2016. The growth of revenue in the first quarter 2017 was mainly due to increased sales from online direct sales.

Cost of revenues was $19.6 million in first quarter 2017, an increase of 12.1% from $17.5 million in the first quarter of 2016, which was generally in line with revenue growth.

Gross profit for the first quarter of 2017 was $0.1 million, as compared to gross loss of $0.2 million in first quarter 2016. The improvement was mainly attributable to JMU’s new pricing strategy and higher discounts in purchasing price from suppliers due to sizable trading volume.

Operating expenses were $5.7 million in the first quarter of 2017, increased 21.5% from $4.7 million in prior year period. The increase in operating expense from first quarter 2016 was mainly due to increased payroll cost and share-based compensation.

Loss from operations in first quarter 2017 was $5.6 million, an increase of 15.4% from $4.8 million in first quarter 2016.

Net loss attributable to the Company in the first quarter of 2017 was $5.1 million, an increase of 18.3% as compared to $4.3 million in the first quarter of 2016. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits, was $3.0 million compared to $2.7 million in the first quarter of 2016. For the quarter ended March 31, 2017 and March 31, 2016, the Company’s weighted average number of ordinary shares used in computing loss per ordinary share was 1,475,946,602 and 1,476,208,670, respectively.

As of March 31, 2017, the Company’s cash and cash equivalents was $2.2 million, a decrease of 17.1% as compared to $2.6 million as of December 31, 2016. Total shareholders’ equity remained stable at $246.0 million, compared to $248.4 million at the end of 2016.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

About JMU Limited

JMU Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact: 联系人 ( 略 )

Lichao Zhao, IR Director

JMU Limited

zhaolichao@ccjmu.com

Tel: +86-185-1627-8876

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31, 2016	March 31, 2017
Revenues	17,299	19,682
Cost of revenues	(17,455)	(19,576)
Gross (loss) profit	(156)	106

Operating expenses:
Selling and marketing	(1,650)	(3,868)
General and administrative	(3,041)	(1,833)
Total operating expenses	(4,691)	(5,701)
Loss from operations	(4,847)	(5,595)
Interest income (expense)	13	(17)
Other income, net	—	35
Loss before tax	(4,834)	(5,577)
Income tax benefits	540	497
Net loss	(4,294)	(5,080)

Less: Net loss attributable to noncontrolling interests	—	—

Net loss attributable to JMU Limited’s shareholders	(4,294)	(5,080)

Net loss per ordinary share
Basic	0.00	0.00
Diluted	0.00	0.00

Weighted average shares used in calculating net loss per ordinary share

Basic	1,476,208,670	1,475,946,602
Diluted	1,476,208,670	1,475,946,602

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Three Months Ended
	March 31, 2016	March 31, 2017
Net loss	(4,294)	(5,080)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	(42)	2,150
Comprehensive loss	(4,336)	(2,930)
Less: comprehensive loss attributable to noncontrolling interests	—	—
Comprehensive loss attributable to JMU Limited's shareholders	(4,336)	(2,930)

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED BALANCE SHEETS

(US dollars in thousands)

	December 31, 2016	March 31, 2017
ASSETS:
Current assets:
Cash and cash equivalents	2,605	2,159
Accounts receivable, net	1,645	3,782
Inventories, net	224	336
Prepaid expenses and other current assets	8,678	6,940
Deferred tax assets	63	46
Amounts due from related parties	213	653
Total current assets	13,428	13,916
Non-current assets:
Property and equipment, net	1,978	1,913
Acquired intangible assets, net	36,274	34,537
Investment	720	726
Goodwill	221,337	223,260
Deferred tax assets	156	148
Other non-current assets	152	153
Total non-current assets	260,617	260,737
TOTAL ASSETS	274,045	274,653
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts and notes payable	2,200	3,996
Accrued expenses and other current liabilities	9,033	5,985
Advance from customers	2,282	4,198
Amounts due to related parties	1,711	4,321
Total current liabilities	15,226	18,500
Non-current liabilities:
Other non-current liabilities	1,352	1,511
Deferred tax liabilities	9,069	8,634
Total non-current liabilities	10,421	10,145
TOTAL LIABILITIES	25,647	28,645
Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	632,995	633,535
Accumulated deficit	(352,004)	(357,084)
Accumulated other comprehensive loss	(32,608)	(30,458)
Total shareholders’ equity	248,398	246,008
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	274,045	274,653

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

RECONCILIATION OF GAAP FINANCIAL MEASURES TO COMPARABLE NON-GAAP MEASURES

(US dollars in thousands)

		Three Months Ended
		March 31, 2016	March 31, 2017
Loss from operations		4,847	5,595
Net loss attributable to JMU Limited		4,294	5,080

Amortization of acquired intangible assets	a	2,159	2,050
Provision for income tax benefits	b	(540)	(497)
Share-based compensation	c	—	534
Impairment of goodwill	d	—	—

Non-GAAP loss from operation (a)(c)(d)		2,688	3,011
Non-GAAP net loss attributable to JMU Limited(a)(b)(c)(d)		2,675	2,993

Note:

(a)	Adjustment to exclude amortization of acquired intangible assets
(b)	Adjustment to exclude provision for income tax benefits
(c)	Adjustment to exclude share-based compensation
(d)	Adjustment to exclude impairment of goodwill